UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005.

OR

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 333-44735

A.	Full title of the plan and address of the plan, if different from that of the issuer below:

HRH RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILB ROGAL & HOBBS COMPANY

4951 Lake Brook Drive, Suite 500

GLEN ALLEN, VIRGINIA 23060

(804) 747-6500

INDEX

		Page Number(s)

A.	Financial Statements and Schedules:

	Report of Independent Registered Public Accounting Firm—BDO Seidman, LLP	1

	Financial Statements:

	Statements of Net Assets Available for Benefits	2

	Statement of Changes in Net Assets Available for Benefits	3

	Notes to Financial Statements	4

	Supplemental Schedules:

	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	7

	Schedule of Delinquent Participant Contributions	8

B.	Exhibits

	23 Consent of Independent Registered Public Accounting Firm—BDO Seidman, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HRH RETIREMENT SAVINGS PLAN

By: Hilb Rogal & Hobbs Company, Plan Administrator

Date:	June 29, 2006	By:	/S/ MICHAEL DINKINS
Michael Dinkins Executive Vice President and Chief Financial Officer Hilb Rogal & Hobbs Company

HRH RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004 and year ended December 31, 2005

with Report of Independent Registered Public Accounting Firm

HRH RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2005 and 2004 and year ended December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

HRH Retirement Savings Plan

Glen Allen, Virginia

We have audited the accompanying statements of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at the end of the year and delinquent participant contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary disclosures required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  BDO Seidman, LLP

Richmond, Virginia

June 20, 2006

HRH RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004
Assets
Investments, at fair value:
Mutual Funds	$126,249,096	$107,518,993
Collective Trust Funds	17,906,133	4,794,676
Cash	420,888	10,005,593
HRH Common Stock	10,846,804	13,674,588
Participant Loans	4,285,126	4,834,256
Investment, at contract value:
Group Annuity Contract	47,562,947	42,483,248

Total investments	207,270,994	183,311,354
Contribution receivable due from Hilb Rogal & Hobbs Company	5,932,449	5,268,486

Net assets available for benefits	$213,203,443	$188,579,840

See accompanying notes.

HRH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

Additions
Investment income	$3,806,952

Contributions:
Hilb Rogal & Hobbs Company	5,932,094
Employees	23,180,326

29,112,420

Total additions	32,919,372

Deductions
Benefit payments	20,171,270
Transfers related to plan mergers	312,554
Administrative expenses	39,827

Total deductions	20,523,651

Net realized and unrealized appreciation in fair value of investments	12,227,882

Net increase	24,623,603
Net assets available for benefits at beginning of year	188,579,840

Net assets available for benefits at end of year	$213,203,443

See accompanying notes.

HRH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1.    Description of the Plan

The following description of the HRH Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hilb Rogal & Hobbs Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Diversified Investment Advisors (the Record Keeper) is the Plan’s record keeper.

On December 31, 2004, the Plan received a transfer of funds from the Zywave, Inc. Employees Profit Sharing Plan relating to participants who joined the Plan in 2004 as the result of a 2004 Company acquisition. The Plan assumed control of these assets as of that date with a value of $9,537,092. These assets were held as cash as of December 31, 2004. In January 2005, these assets were converted to Plan investments and allocated to the appropriate Plan participants.

Contributions

The Plan includes a before-tax savings feature pursuant to Section 401(k) of the Internal Revenue Code (IRC). Under the before-tax savings feature, participants may elect to contribute from 1% to 100% of their salary on a before-tax basis but at no time shall this contribution exceed limits established by the IRC. Effective June 1, 2005, this feature was amended to permit a contribution range from 1% to 50%. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company makes a minimum matching contribution from current or accumulated profits of 100% of the first 3% of compensation contributed by a participant. In addition, each year the Company may contribute additional amounts from current or accumulated profits at the option of the Company’s Board of Directors based on a percentage of participants’ compensation. No such contributions were made for 2005.

Participants can elect among several available options for investing their share of Company contributions and voluntary contributions. The accounts of those participants who do not make an investment election are automatically invested in the HRH Conservative Allocation Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. These allocations are based upon a participant’s earnings or account balance, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on their years of continuous service. A participant is 100% vested after five years of credited service. Should the Plan terminate at some future time, participants will become 100% vested in their accounts.

HRH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Loans to Participants

The administrator may make loans to a participant from the participant’s account. Loans are secured by the participant’s remaining account balance. Loans of terminated participants and loans in default are treated as distributions to the participant. Principal and interest are repaid ratably through semi-monthly payroll deductions.

Participants may obtain loans based on the vested value of their account balances; however, loans cannot exceed the lesser of 50% of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans shall bear a reasonable rate of interest established by the Plan Administrator based on local prevailing rates, and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant’s primary residence, in which case the loan term may not exceed 15 years.

Payment of Benefits

Upon termination of service, a participant, subject to Plan limitations, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, semi-annual or annual installments.

Administrative Expenses

Substantially all investment and administrative expenses of the Plan are paid by the Plan.

2.    Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

The Plan’s investments are stated at fair value except for its group annuity contract in the Stable Value 5 (Transamerica) Fund which is stated at contract value. Collective trust funds are reported at current unit value which is based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. HRH common stock is valued at the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances.

The Stable Value 5 (Transamerica) Fund is reported at contract value, which approximates fair value, as the group annuity contract has been deemed to be fully benefit responsive. Contract value represents contributions plus earnings, less withdrawals or transfers by participants. Beginning with the contract’s inception on December 1, 2004, interest is guaranteed at a crediting interest rate of 4.10% through December 31, 2005. Subsequent to December 31, 2005, the crediting interest rate may be reset quarterly, semi-annually or annually as elected by the Plan. The crediting interest rate is determined by the issuer based on several agreed-upon criteria, but cannot be less than 0%. The average effective yield for this fund in 2005 approximated 4.10%.

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

All of the Plan’s investments are held by Investors Bank and Trust Company, trustee of the Plan.

HRH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Individual investments representing 5 percent or more of the fair value of net assets available for benefits were as follows:

	December 31
	2005	2004
Mutual Funds:
Diversified Stock Index Fund	$11,963,654	$11,780,005
Diversified Value & Income Fund	12,213,883	10,026,483
American Funds Growth of America R4	22,073,341	17,413,710
American Funds Euro Pacific Growth Fund R4	16,466,399	13,999,836
Federated Capital Appreciation Fund A	10,679,648	12,585,911
Transamerica Premier Balanced Fund	12,581,628	14,173,744
Cash	420,888	10,005,593
Common Stock Fund:
HRH Common Stock Fund	10,846,804	13,674,588
Group Annuity Contract:
Stable Value 5 (Transamerica)	47,562,947	42,483,248

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$9,946,949
HRH Common Stock	624,451
Collective Trust Funds	1,656,482

$12,227,882

4.    Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 20, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan continues to qualify under Section 401(a) and the related trust continues to be tax exempt.

5.    Related-Party Transactions

Certain plan assets are invested in funds sponsored by the Record Keeper and stock of the Company. Transactions involving these investments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

6.    Delinquent Participant Contributions

During 2005, the Company failed to remit certain employee deferrals to the Plan aggregating $1,500 in a timely manner according to U.S. Department of Labor regulations.

The Company computed lost earnings of $86 on this 2005 deposit and subsequently remitted the deposits and made a contribution for lost earnings to the Plan.

SUPPLEMENTAL SCHEDULES

HRH RETIREMENT SAVINGS PLAN

EIN 54-1194795, PLAN 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Mutual Funds:
Diversified Core Bond Fund*	934,706 shares	$9,692,905
Diversified Stock Index *	1,436,213 shares	11,963,654
Diversified Value & Income Fund*	1,050,205 shares	12,213,883
American Funds Growth of America R4	719,470 shares	22,073,341
American Funds Euro Pacific Growth Fund R4	405,277 shares	16,466,399
Baron Small Cap Fund	349,127 shares	8,089,270
Calamos Growth A Fund	132,498 shares	7,295,318
Federated Capital Appreciation Fund A	425,823 shares	10,679,648
Oppenheimer Developing Markets N Fund	222,780 shares	7,979,994
Transamerica Premier Balanced Fund*	532,443 shares	12,581,628
Royce Opportunity Fund	594,646 shares	7,213,056

		126,249,096
Collective Trust Funds:
Diversified Real Estate Fund*	319,456 shares	5,466,720
HRH Conservative Allocation Portfolio	128,814 shares	1,378,731
HRH Moderate Allocation Portfolio	497,145 shares	5,371,158
HRH Aggressive Allocation Portfolio	506,113 shares	5,689,524

		17,906,133
Cash	—	420,888

Group Annuity Contract:
Stable Value 5 (Transamerica)*	—	47,562,947

HRH Common Stock*	977,877 shares	10,846,804

Participant Loans*	Interest rates ranging from 5.10% to 10.50%; maturity dates vary with remaining terms from 1 to 14 years.	4,285,126

Total investments		$207,270,994

*	Indicates party-in-interest to the Plan.

HRH RETIREMENT SAVINGS PLAN

EIN 54-1194795, PLAN 001

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2005

	Participant Contributions Transferred Late to Plan During Year	Not Corrected	Corrected	Pending Correction	Total That Constitute Non-Exempt Prohibited Transactions
2005	$1,500	—	$1,500	—	$1,500